

Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the Periods Ended September 30, 2006 and 2005
(in millions)

	Third Quarter		Nine Months	
	2006	**Restated 2005**	**2006**	**Restated 2005**
	(Unaudited)		(Unaudited)	
Financing revenue				
Operating leases	$ 1,443	$ 1,316	$ 4,143	$ 3,995
Retail	938	941	2,770	3,011
Interest supplements and other support costs earned from affiliated companies	901	796	2,483	2,434
Wholesale	607	268	1,848	795
Other	53	53	163	164
Total financing revenue	3,942	3,374	11,407	10,399
Depreciation on vehicles subject to operating leases	(1,374)	(1,125)	(3,819)	(3,297)
Interest expense	(2,022)	(1,625)	(5,722)	(4,884)
Net financing margin	546	624	1,866	2,218
Other revenue				
Investment and other income related to sales of receivables (Note 5)	169	346	542	1,243
Insurance premiums earned, net	40	48	142	152
Other income	554	61	689	667
Total financing margin and other revenue	1,309	1,079	3,239	4,280
Expenses				
Operating expenses	482	557	1,491	1,607
Provision for credit losses (Note 4)	66	81	64	87
Insurance expenses	31	48	137	145
Total expenses	579	686	1,692	1,839
Income from continuing operations before income taxes	730	393	1,547	2,441
Provision for income taxes	278	134	543	882
Income from continuing operations before minority interests	452	259	1,004	1,559
Minority interests in net income of subsidiaries	-	-	-	1
Income from continuing operations	452	259	1,004	1,558
Income from discontinued operations	-	-	-	37
Gain on disposal of discontinued operations	-	-	-	4
Net income	$ 452	$ 259	$ 1,004	$ 1,599



Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	September 30, 2006	Restated December 31, 2005
	(Unaudited)	
ASSETS		
Cash and cash equivalents	$ 11,406	$ 14,798
Marketable securities	6,782	3,810
Finance receivables, net (Note 2)	109,397	109,876
Net investment in operating leases (Note 3)	25,603	22,213
Retained interest in securitized assets (Note 5)	1,073	1,420
Notes and accounts receivable from affiliated companies	1,334	1,235
Derivative financial instruments (Note 9)	1,746	2,547
Other assets	5,676	6,363
Total assets	$ 163,017	$ 162,262
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable		
Customer deposits, dealer reserves and other	$ 1,612	$ 1,904
Affiliated companies	1,422	794
Total accounts payable	3,034	2,698
Debt (Note 7)	134,478	133,446
Deferred income taxes	9,371	9,276
Derivative financial instruments (Note 9)	311	680
Other liabilities and deferred income	4,027	4,755
Total liabilities	151,221	150,855
Minority interests in net assets of subsidiaries	3	3
Stockholder's equity		
Capital stock, par value $100 a share, 250,000 shares authorized, issued and outstanding	25	25
Paid-in surplus (contributions by stockholder)	5,124	5,117
Accumulated other comprehensive income	732	391
Retained earnings (Note 8)	5,912	5,871
Total stockholder's equity	11,793	11,404
Total liabilities and stockholder's equity	$ 163,017	$ 162,262



Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Periods Ended September 30, 2006 and 2005
(in millions)

	Nine Months	
		Restated
	2006	**2005**
	(Unaudited)	
Cash flows from operating activities of continuing operations		
Net income	$ 1,004	$ 1,599
(Income) related to discontinued operations	-	(41)
Provision for credit losses	64	87
Depreciation and amortization	4,064	3,681
Net (gain) on sales of finance receivables	(84)	(59)
Increase in deferred income taxes	197	623
Net change in other assets	179	251
Net change in other liabilities	401	(1,985)
Net (purchases)/sales of held for sale wholesale receivables	-	(357)
All other operating activities	417	589
Net cash provided by operating activities	6,242	4,388
Cash flows from investing activities of continuing operations		
Purchase of finance receivables (other than wholesale)	(35,871)	(31,239)
Collection of finance receivables (other than wholesale)	26,933	28,800
Purchase of operating lease vehicles	(11,963)	(11,041)
Liquidation of operating lease vehicles	4,842	7,050
Net change in wholesale receivables	6,251	3,438
Net change in retained interest in securitized assets	525	2,854
Net change in notes receivable from affiliated companies	24	274
Proceeds from sales of receivables	3,956	18,794
Purchases of marketable securities	(13,830)	(5,757)
Proceeds from sales and maturities of marketable securities	11,101	670
Proceeds from sale of business	-	2,040
Net change in derivatives	82	1,651
Transfer of cash balances upon disposition of discontinued operations	-	(5)
All other investing activities	22	1
Net cash (used in)/provided by investing activities	(7,928)	17,530
Cash flows from financing activities of continuing operations		
Proceeds from issuance of long-term debt	32,151	17,713
Principal payments on long-term debt	(32,379)	(29,544)
Change in short-term debt, net	(697)	(5,930)
Cash dividends paid	(950)	(2,550)
All other financing activities	(59)	(53)
Net cash (used in) financing activities	(1,934)	(20,364)
Effect of exchange rate changes on cash and cash equivalents	228	(320)
Total cash flows from continuing operations	(3,392)	1,234



Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (continued)
For the Periods Ended September 30, 2006 and 2005
(in millions)

	Nine Months	
	2006	**Restated 2005**
	(Unaudited)	
Cash flows from discontinued operations		
Cash flows from discontinued operations provided by operating activities	-	71
Cash flows from discontinued operations used in investing activities	-	(66)
Net (decrease)/increase in cash and cash equivalents	$ (3,392)	$ 1,239
Cash and cash equivalents, beginning of period	$ 14,798	$ 12,668
Cash and cash equivalents of discontinued operations, beginning of period	-	-
Change in cash and cash equivalents	(3,392)	1,239
Less: cash and cash equivalents of discontinued operations, end of period	-	-
Cash and cash equivalents, end of period	$ 11,406	$ 13,907





Ford Motor Credit Company

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XBRL report	fmcc-20060930.xml	
XBRL taxonomy schema	fmcc-20060930.xsd	
XBRL taxonomy linkbase	fmcc-20060930_lab.xml	
XBRL taxonomy linkbase	fmcc-20060930_pre.xml	
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